Exhibit 12

AGL Resources Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Per Regulation S-K, Item 503

(Dollars in millions)

	Calendar	Transition	For the fiscal years ended September 30,
	2002	Period	2001	2000	1999	1998
Earnings as defined
Add:
Pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Income before income tax	$ 161.0	$ 38.5	$ 138.8	$ 108.3	$ 113.5	$ 119.4
(Income) loss from equity investees	(27.2)	(5.2)	(13.6)	(17.6)	19.9	(1.5)
Pretax income as defined	133.8	33.3	125.2	90.7	133.4	117.9
Fixed charges (computed below)	103.3	27.9	110.7	66.9	65.8	67.3
Distributed income of equity investees	27.0	-	12.2	-	-	-
	264.1	61.2	248.1	157.6	199.2	185.2
Deduct:
Preference security dividend requirements	(22.7)	(7.0)	(16.4)	(9.3)	(9.3)	(9.9)
Earnings as defined (A)	$ 241.4	$ 54.2	$ 231.7	$ 148.3	$ 189.9	$ 175.3

Fixed charges as defined
Interest on long-term debt	$ 62.4	$ 16.4	$ 57.4	$ 46.7	$ 49.7	$ 49.7
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness	11.5	3.3	31.0	6.9	4.0	5.1
Estimated interest component of rentals	6.7	1.2	5.9	4.0	2.8	2.6
Dividends on preferred stock - pretax (calculated below) (c)	22.7	7.0	16.4	9.3	9.3	9.9
Total fixed charges (B)	$ 103.3	$ 27.9	$ 110.7	$ 66.9	$ 65.8	$ 67.3

Dividends on Preferred Stock - Pretax
Earnings before income taxes (a)	$ 161.0	$ 38.5	$ 138.8	$ 108.3	$ 113.5	$ 119.4
Income taxes (b)	$ 58.0	$ 13.6	$ 49.9	$ 37.2	$ 39.1	$ 38.8
Effective tax rate (b)/(a)	36.0%	35.3%	36.0%	34.3%	34.4%	32.5%
1 minus effective tax rate (gross-up factor)	64.0%	64.7%	64.0%	65.7%	65.6%	67.5%
Dividends on preferred stock	$ 14.5	$ 4.5	$ 10.5	$ 6.1	$ 6.1	$ 6.7
Divided by gross-up factor	64.0%	64.7%	64.0%	65.7%	65.6%	67.5%
Dividends on preferred stock - pretax (c)	$ 22.7	$ 7.0	$ 16.4	$ 9.3	$ 9.3	$ 9.9

Ratio of combined fixed charges and preferred dividends to earnings (A)/(B)	2.34	1.95	2.09	2.22	2.89	2.60